British Columbia Securities Commission 02 FEB 25 AM 8:32 02 FEB 25 AM 8:45

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information reques[redacted]uthority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vanc :olumbia 1-800-373-6393

02015353

BCSC

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown m, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

(b) number and recorded value for shares issued and outstanding

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f !led under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS ***NAME OF ISSUER***	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc. *(Formerly Future Link Systems Inc.)*	November 30, 2001	02/01/14

ISSUER'S ADDRESS
837 West Hastings Street, Suite 507

CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	V6C 3N6	(604) 685-5777	(604) 685-1017

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director	(604) 685-1017

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	N/A

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▸ *"Anton (Tony) J. Drescher"*	Anton (Tony) J. Drescher	0 2 0 1 1 4
▸ *"Norman J. Bonin"*	Norman J. Bonin	0 2 0 1 1 4

Cal-Star Inc.

(FORMERLY FUTURE LINK SYSTEMS INC.)

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2001

(Stated in Canadian Dollars)

(Unaudited)

(Prepared By Management)

Cal-Star Inc.
(FORMERLY FUTURE LINK SYSTEMS INC.)
CONSOLIDATED BALANCE SHEETS
November 30, 2001
(Stated in Canadian Dollars)
(Unaudited)
(Prepared by Management)

	Nine months ended November 30,2001	Year ended February 28,2001
ASSETS		
Current		
Cash	$ 1,284	$ 141
Accounts receivable	1,047	1,102
Prepaid expenses	127	1,258
	2,458	2,501
Capital assets – Note 4	776	914
	$ 3,234	$ 3,415
LIABILITIES		
Current		
Accounts payable – Note 5	$ 382,390	$ 402,972
Due to related parties – Note 5	97,486	27,947
	479,876	430,919
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	5,564,606	5,564,606
Deficit	(6,041,248)	(5,992,110)
	(476,642)	(427,504)
	$ 3,234	$ 3,415

Nature and Continuance of Operations – Note 1

APPROVED BY THE DIRECTORS:

"Anton Drescher" ____________________, Director

"Norman J. Bonin" ____________________, Director

SEE ACCOMPANYING NOTES

Cal-Star Inc.
(FORMERLY FUTURE LINK SYSTEMS INC.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the nine months ended November 30, 2001
(Stated in Canadian Dollars)
(Unaudited)
(Prepared by Management)

	For the three months ended		For the nine months ended	
	November 30,2001	November 30,2000	November 30,2001	November 30,2000
Administrative Expenses				
Accounting, audit and legal – Note 5	$ 570	$ 2,623	$ 7,499	$ 11,710
Amortization	23	57	138	172
Consulting – Note 5	7,500	7,500	22,500	22,500
Filing fees	1,701	549	4,713	6,165
Management fees – Note 5	-	-	-	300
Office and miscellaneous	743	1,338	2,750	5,586
Rent	3,000	4,500	9,000	13,500
Telephone	-	-	-	1,222
Transfer agent	937	1,121	2,501	2,944
Loss before Other	(14,474)	(17,688)	(49,101)	(64,099)
Other:				
Foreign exchange gain (loss)	-	(25,676)	(37)	(43,877)
	-	(25,676)	(37)	(43,877)
Net (loss) for the period	(14,474)	(43,364)	(49,138)	(107,976)
Deficit, beginning of the period	(6,026,774)	(6,158,465)	(5,992,110)	(6,093,853)
Deficit, end of the period	$ (6,041,248)	$ (6,201,829)	$ (6,041,248)	$ (6,201,829)
Earnings (loss) per share	$(0.00)	$(0.01)	$(0.02)	$ (0.02)

SEE ACCOMPANYING NOTES

Cal-Star Inc.
(FORMERLY FUTURE LINK SYSTEMS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended November 30, 2001
(Stated in Canadian Dollars)
(Unaudited)
(Prepared by Management)

	For the three months ended		For the nine months ended	
	November 30,2001	November 30,2000	November 30,2001	November 30,2000
Operating Activities				
Net (loss) for the period	$ (14,474)	$ (43,364)	$ (49,138)	$ (107,976)
Add (deduct) items not involving cash:				
Amortization	23	57	138	172
	(14,451)	(43,307)	(49,000)	(107,804)
Changes in non-cash working capital balances				
Related to operations:				
Accounts receivable	368	383	55	287
Prepaid expenses	375	373	1,131	1,125
Accounts payable	(2,799)	17,063	(20,582)	40,967
Due to related parties	17,402	(507,634)	69,539	(468,163)
	895	(533,122)	1,143	(533,588)
Financing				
Common shares issued	-	533,511	-	533,511
Increase(decrease) in cash during the period	895	389	1,143	(77)
Cash, beginning of the period	389	90	141	556
Cash, end of the period	$ 1,284	$ 479	$ 1,284	$ 479

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

Cal-Star Inc.
(FORMERLY FUTURE LINK SYSTEMS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2001
(Stated in Canadian Dollars)
(Unaudited)
(Prepared by Management)

Note 1 Nature and Continuance of Operations

The company is a development stage public company listed on the Canadian Venture Exchange ("CDNX"). Effective October 31, 2000, the company was considered inactive by the CDNX. If the company is unable to achieve active status by May 1, 2002, the company may be suspended from trading on the CDNX. The company's operations consist of development of Internet opportunities.

These consolidated financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $477,418 as at November 30, 2001 and has accumulated losses totalling $6,041,248 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Cal-Star Inc.'s ("Cal-Star") corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as established in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates that have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements have, in management's opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These financial statements include the accounts of Cal-Star and its inactive wholly owned subsidiary, Future Media Technologies, Inc., a company incorporated under the laws of the State of Illinois, USA on June 24, 1993. The company accounts for its investment in this subsidiary by using the purchase method of accounting. All significant inter-company transactions and balances have been eliminated.

The consolidated financial statements also include the accounts of Adnet USA LLC, a 50% owned inactive joint venture. Investments in joint ventures are accounted for using the proportionate consolidation method, whereby the company's proportionate share of revenues, expenses, assets and liabilities are included in the accounts. All inter-company balances and transactions have been eliminated on consolidation.

Note 2 Significant Accounting Policies – (cont'd)

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The company provides for amortization on its office equipment at 20% per annum on a declining balance basis.

(c) Earnings (loss) Per Share

Earnings (loss) per share figures are calculated based on the weighted average number of shares outstanding during the year.

(d) Foreign Currency Translation

(i) Translation of foreign transactions

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income except for unrealized gains or losses on long-term debt, which are deferred and amortized over the remaining life of the debt.

(ii) Translation of foreign operations

The company's subsidiary, Future Media Technologies, Inc. and Adnet USA LLC are integrated foreign subsidiaries. Their financial statements are translated using the temporal method. Under this method, monetary assets are translated at the year-end exchange rate, non-monetary assets are translated at historical rates and revenue and expenses are translated at the average exchange rate during the year.

(e) Fair Market Value of Financial Investments

The carrying value of cash, accounts receivable, accounts payable, and due to related parties approximates fair value because of the short maturity of those instruments.

(Stated in Canadian Dollars)

Note 3 Adnet USA LLC Joint Venture

The company owns a 50% interest in an inactive joint venture, which has incorporated a California limited liability company, Adnet USA LLC. The limited liability company will dissolve December 31, 2036. The purpose of the joint venture company was to provide Internet advertising and web page facilities to corporate customers. The company's joint venture partner is a related company by virtue of common directors. The joint venture has no assets and its liabilities total $225,712, which are due to the company.

The company and its joint venture partner have agreed to cease operations of the joint venture and consequently Adnet USA LLC was inactive during the period ended November 30,2001 and for the years ended February 28, 2001 and February 29, 2000.

Note 4 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2001	2001
Office equipment	$ 6,047	$ 5,271	$ 776	$ 914

Note 5 Related Party Transactions – Note 3

The company incurred the following amounts charged by directors and companies controlled by directors of the company:

	2001	2000
Accounting	$ 1,070	$ 1,070
Consulting	22,500	22,500
Management fees	-	300
	$ 23,570	$ 23,870

The charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable at November 30, 2001 includes $570 (2000: $12,411) due to a company controlled by a director of the company.

Due to related parties at November 30, 2001 includes $Nil(2000: $ 13,356) due to companies related by virtue of having directors in common with the company and $96,986 (2000: $ 21,731) due to directors of the company.

Note 5 Related Party Transactions – Note 3 – (cont'd)

The amounts due to related parties and included in accounts payable are non-interest bearing, unsecured and are payable on demand.

Note 6 Share Capital

i) Authorized:

25,000,000 common shares without par value

ii) Issued:

	#	$
Balance, beginning of period	4,120,728	5,564,606
Consolidation : - 1 for 2	(2,060,364)	-
Balance, end of period	2,060,364	5,564,606

Note 7 Corporate Income Tax Loss Carry-Forwards

The company has accumulated losses, which expire commencing in 2013, totalling approximately $4,000,000. The potential tax benefit of these losses, if any, has not been recorded in the consolidated financial statements.

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

British Columbia Securities Commission

BCSC

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose *securities are listed and posted for trading on the Canadian Venture* Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may *be grouped together under the heading "miscellaneous' or "other'* in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staffs view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible *debentures, etc.*), *type of issue (private placement, public* offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

(b) number and recorded value for shares issued and outstanding

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f iled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS ***NAME OF ISSUER***	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc. *(Formerly Future Link Systems Inc.)*	November 30, 2001	02/01/14

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
mail@harbourpacific.com	N/A		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"Anton (Tony) J. Drescher"	Anton (Tony) J. Drescher	0 2 0 1 1 4
"Norman J. Bonin"	Norman J. Bonin	0 2 0 1 1 4

Cal-Star Inc.
(FORMERLY FUTURE LINK SYSTEMS INC.)
FORM 51 - QUARTERLY REPORT

for the nine months ended November 30, 2001

Schedule A. Financial Statements

- See attached financial statements

Schedule B. Supplementary Information

1. Analysis of expense and deferred costs:

   General and administrative expenses
   - See attached financial statements

2. Related party transactions:
   - See Note 5 to the financial statements

3. Summary of securities issued and options granted during the period:

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:

   a) Authorized share capital:
      - See Note 6 to the financial statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 6 to the financial statements

   c) Summary of options, warrants and convertible securities outstanding: Nil

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers: Anton Drescher, President and Director
   Gary Drescher, Director
   Norman Bonin, Director and Secretary

Schedule C. Management Discussion

- See attached

Schedule C: Management Discussion

1. NATURE OF OPERATIONS

The Company is a development stage public company listed on the Canadian Venture Exchange under an inactive designation.

Cal-Star Inc's (Formerly Future Link Systems Inc.) corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

In accordance with Canadian Venture Exchange Policy 2.6, effective October 31, 2000, the Company resumed trading under the inactive designation. The Company intends to develop a reorganization and reactivation plan within six months of being designated inactive. Under the policy, the Company is required to begin its reorganization within 12 months of being designated inactive and is required to achieve tier maintenance requirements no later than 18 months, failing which trading in the securities of the Company may be suspended.

The Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. These prohibitions will remain in effect until further notice. As part of the reorganization, the Company completed debt settlement agreements with various creditors of the Company.

2. EQUITY FINANCING

The Company did not issue any securities nor were any stock options granted during the nine-month period ended November 30, 2001.

3. CORPORATE BUSINESS

a) General and Administrative costs for the nine-month period ended November 30, 2001 were $49,101 as compared to $64,099, a decrease of $14,998. This reduction was due in part to filing fees decreasing $1,452 to $4,713 for the nine-month period ending November 30, 2001 from $6,165 (November 30, 2000). Office and miscellaneous costs decreased $2,836 to $2,750 for the nine-month period ended November 30, 2001 from $5,586 (November 30, 2000). Rent decreased $4,500 to $9,000 (November 30, 2001) as compared to $13,500 for the nine-month period ended November 30, 2000. Telephone charges decreased $1,222 to nil for the nine-month period ended November 30, 2001 from $1,222 (November 30, 2000). Consulting fees totalling $22,500 were incurred for the nine-month period ended November 30, 2001 (November 30, 2000 - $22,500) by a company controlled by an individual who is a director of the Company. Consulting services rendered include assisting in the re-organization of the Company, liaison with the Company's auditors and lawyers and completing regulatory filings. The Company had a foreign exchange loss of $37 for the nine-month period ended November 30, 2001 as compared to a foreign exchange loss of $43,877 (November 30, 2000), a decrease of $43,840.

b) The Company did not incur any specific expenditures relating to investor relations activities for the nine month period ended November 30, 2001 and up to the date of this report. Investor relations activities were conducted in-house by management.

4. OTHER

Pursuant to a special resolution passed by shareholders August 23, 2001, the Company has consolidated its capital on a one-new-for-two-old basis. The name of the Company has also been changed from Future Link Systems Inc. to Cal-Star Inc.

Effective at the open of September 28, 2001, the common shares of Cal-Star Inc. will commence trading on the Canadian Venture Exchange and the common shares of Future Link Systems Inc. will be delisted.

Preconsolidation

Capitalization:	50 million shares with no par value of which 2,060,364 shares are issued and outstanding.
Escrow:	Nil
Transfer Agent:	Pacific Corporate Trust Company
Symbol:	CAI (new)
Cusip No.:	128035 10 2 (new)